Exhibit 12.1

Global Aviation Holdings Inc

Unaudited Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Predecessor		Global
	Year Ended December 31, 2005	Two Months Ended February 28, 2006	Ten Months Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Three Months Ended March 31, 2010
EARNINGS:
Pretax income (loss) from continuing operations	$(455,587)	$1,431,508	$(36,462)	$(82,662)	$(181,846)	$98,123	$(494)
Interest on ASC 450, Contingencies liabilties	—	—	—	(185)	(702)	(58)	(190)
Fixed charges	25,236	6,777	27,288	56,608	79,630	80,125	16,895

Total earnings	$(430,351)	$1,438,285	$(9,174)	$(26,239)	$(102,918)	$178,190	$16,211

FIXED CHARGES:
Interest expense	6,235	4,666	18,231	38,468	58,804	58,700	11,797
Interest portion of rent expense (a)	19,001	2,111	9,057	18,140	20,826	21,425	5,098

Total fixed charges	$25,236	$6,777	$27,288	$56,608	$79,630	$80,125	$16,895

Ratio of earnings to fixed charges	N/A	212.2x	N/A	N/A	N/A	2.2x	N/A

Amounts by which earnings were inadequate to cover fixed charges	$455,587	N/A	$36,462	$82,847	$182,548	N/A	$684

(a) Represents an imputed 15% interest rate on aircraft rental expense deemed for this purpose to represent the interest component of aircraft rental payments.